UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42004

NEWGENIVF GROUP LIMITED

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

On May 21, 2026, NewGenIvf Group Limited (the “Company”) announced that it has entered into a strategic investment agreement with PredicXion Group Limited a.k.a. K25.ai (“Agreement”), an APAC-focused AI-powered watch-to-predict platform led by Mr. Andy Cheung, former Chief Operating Officer of OKX and former Chief Executive Officer of Groupon Hong Kong. A copy of the press release dated May 21, 2026 is attached hereto as Exhibit 99.1 and the Agreement is exhibited as Exhibit 10.1.

EXHIBIT INDEX

Exhibit	Description
10.1	Agreement between NewGenIvf Group Limited and PredicXion Group Limited dated May 20, 2026
99.1	Press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2026

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

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